

12061187

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bishop Rosen & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

100 Broadway

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Weiss (212) 602-0689

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP

(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

__ Public Accountant

__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TABLE OF CONTENTS

An Oath or Affirmation 1

Report of Independent Registered Public Accounting Firm 2

Financial Statements:

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Stockholders' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7-12

Supplementary Information:

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 13

Statement of exemption from Rule 15c3-3 14

Report of Independent Registered Public Accounting Firm, on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3 15-16

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to am Entity's SIPC Assessment Reconciliation 17

OATH OR AFFIRMATION

I, Robert Rosen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Bishop Rosen & Co., Inc.** as of **March 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature



Title



Notary Public

THOMAS MURPHY
Notary Public, State of New York
No. 01MU6028912
Qualified in New York County
Commission Expires: August 9, 2013

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X (o) Independent auditor's report on internal controls

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Bishop, Rosen & Co., Inc.

We have audited the accompanying statement of financial condition of Bishop, Rosen & Co., Inc. (the "Company") as of March 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bishop, Rosen & Co., Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the CEAct. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co LLP.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
May 18, 2012

Bishop, Rosen & Co., Inc.

Statement of Financial Condition

March 31, 2012

Assets

Cash and cash equivalents	$ 597,721
Restricted cash – clearing accounts	260,442
Due from clearing firm	237,045
Other receivables	28,343
Prepaid expenses and taxes	81,539
Marketable securities	778,654
Property and equipment, net	43,928
Deposits	117,401
Tax refund receivable	40,000
Deferred tax assets	22,000
Total assets	$ 2,207,073

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 67,822
Accrued commissions and compensation	459,756
Loans payable	121,045
Deferred income	250,000
Total liabilities	898,623
Stockholders' equity:	
Preferred stock, $1.00 par value; 180,000 shares authorized, 180,000 shares issued and outstanding (liquidation valuation $180,000)	180,000
Common stock, $.10 par value; 52,800 shares authorized, 15,215 shares issued and outstanding	1,521
Additional paid-in capital	397,518
Retained earnings	1,276,387
Treasury stock – At cost	(546,976)
Total stockholders' equity	1,308,450
Total liabilities and stockholders' equity	$ 2,207,073

See accompanying notes to financial statements.

Bishop, Rosen & Co., Inc.

Statement of Operations

Year ended March 31, 2012

Revenues:	
Commissions	$ 5,437,884
Syndicate fees	235,370
Mutual funds	578,935
Net realized gain on the sale of marketable securities	458,449
Net unrealized loss on marketable securities	(147,845)
Interest and dividends	803,461
Postage rebates	279,248
Other income	905,017
Total revenue	8,550,519
Expenses:	
Compensation and benefits	5,995,406
Clearing and floor brokerage	479,803
Occupancy and utilities	554,162
Marketing and data access fees	311,981
Professional fees	154,462
Insurance	68,796
Office expense and supplies	201,072
Payroll taxes	302,434
Depreciation and amortization	29,700
Travel and entertainment	141,808
Dues and fees	53,246
Settlement fees and penalties	57,370
Other expenses	184,597
Total expenses	8,524,837
Income before taxes	15,682
Tax expense	-
Net income	$ 15,682

See accompanying notes to financial statements.

Bishop, Rosen & Co., Inc.

Statement of Changes in Stockholders' Equity

Year ended March 31, 2012

	Preferred stock Shares		Preferred stock Par Value	Common stock Shares		Common stock Par Value		Additional Paid-in Capital		Retained Earnings		Treasury Stock		Stockholders' Equity
Balance at March 31, 2011	-	$	-	12,090	$	1,209	$	147,830	$	1,260,705	$	(546,976)	$	862,768
Preferred stock issued	180,000		180,000	-		-		-		-		-		180,000
Common stock issued	-		-	3,125		312		249,688		-		-		250,000
Net income	-		-	-		-		-		15,682		-		15,682
Balance at March 31, 2012	180,000	$	180,000	15,215	$	1,521	$	397,518	$	1,276,387	$	(546,976)	$	1,308,450

See accompanying notes to financial statements.

Bishop, Rosen & Co., Inc.

Statement of Cash Flows

Year ended March 31, 2012

Cash flows from operating activities:	
Net income	$ 15,682
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	29,700
(Increase) decrease in operating assets:	
Due from clearing firm	110,558
Prepaid expenses and taxes	(20,200)
Other receivables	50,213
Marketable securities	410,000
Tax refund receivable	(40,000)
Deferred tax asset	40,000
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(75,999)
Accrued commissions and compensation	(676,175)
Deferred income	(260,000)
Taxes payable	(33,084)
Total adjustments	(464,987)
Net cash used in operating activities	(449,305)
Cash flows from investing activities:	
Purchase of property and equipment	(13,180)
Net cash used in investing activities	(13,180)
Cash flows from financing activities:	
Restricted cash – clearing accounts	(185,315)
Common stock issued for cash	250,000
Preferred stock issued for cash	180,000
Certificate of deposit	121,045
Net cash provided by investing activities	365,730
Net decrease in cash and cash equivalents	(96,755)
Cash and cash equivalents at beginning of year	694,476
Cash and cash equivalents at end of year	$ 597,721
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ 81,953

See accompanying notes to financial statements

Bishop, Rosen & Co., Inc.

Notes to Financial Statements

Year Ended March 31, 2012

(1) Organization

Bishop, Rosen & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC").

The Company is primarily engaged in a single line of business as a securities broker and dealer which is comprised of several classes of service, such as principal transactions, agency transactions and underwriting. The principal market for the Company's service is in the United States.

All customer accounts are cleared through and carried with National Financial Services on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the Balance Sheet date to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

Effective June 1, 2008, the Company adopted the guidance for assets and liabilities measured at fair value on a recurring basis. The guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the company were determined using the following categories at March 31, 2012:

	Quoted prices in active markets (Level 1)	Value at March 31, 2012
Investments	$ 778,654	$ 778,654
Cash Equivalents	60,148	60,148
	$ 838,802	$ 838,802

Cash and cash equivalents of approximately $597,721 include money market securities of $60,148 that are considered to be highly liquid and easily tradable as of March 31, 2012. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

Occasionally the Company has cash in excess of the FDIC insurable limits of $250,000.

(d) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable.

(e) Marketable Securities

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the the guidance for, "Accounting for Certain Investments in Debt and Equity Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(g) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Marketable Securities

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of trading securities. Their cost and estimated fair and market value at March 31, 2012 are as follows:

	Cost	Unrealized loss	Fair Value
Common Stock	$ 976,912	$ (198,258)	$ 778,654

(4) Property and Equipment

Property and equipment consists of the following at March 31, 2012:

	Life	
Furniture	7 years	$ 150,618
Equipment	5 years	572,801
Leasehold improvements	10 years	769,404
		1,492,823
Accumulated depreciation		(1,448,895)
Property and equipment, net		$ 43,928

Depreciation and amortization expense for the year ended March 31, 2012 was $29,700.

(5) Loans Payable

During the year ended March 31, 2012 an employee of the company loaned the Company $121,045. The loan is due on demand and is a non interest bearing loan.

(6) Stockholders' Equity

During the year ended March 31, 2012 the Company issued 3,125 shares of common stock at $80 per share to three officers of the company.

During the year ended March 31, 2012 the company changed the par value of their preferred stock to $1.00.

During the year ended March 31, 2012 the company issued 180,000 shares of preferred stock at $1.00 per share, to two officers of the company.

From and after the date of such issuances of preferred stock, dividends on such issued shares of preferred stock equal to $0.0125 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to preferred stock, shall be paid on the first day of February, May, August and November of each year out of finds legally available for distribution to shareholders.

The preferred stock shall be preferred over the common stock as to both earnings and assets, and, in the event of any dissolution, liquidation, or winding-up of the corporation, the holders of the preferred stock shall be entitled to receive out of assets of the corporation available for distribution to its shareholders whether from capital, surplus, or earnings, an amount equal to $1.00 for each share of preferred stock, plus all declared and unpaid dividends thereon, if any, before any distribution of assets shall be made to the holders of the common stock, but shall be entitle to no further distribution.

(7) Income Taxes

The reconciliation between the expected income tax expense computed using the federal statutory rate of 35%, and the actual income tax expense is as follows:

Expected income tax benefit	$ 5,300
State and local tax expense, net of federal benefit	1,600
Permanent differences (mainly disallowance of meals and entertainment)	14,500
Change in valuation allowance	(21,400)
Net income tax (benefit)	$ -0-

The Company has deferred tax assets as follows:

Depreciation	$ 80,800
Unrealized loss	65,100
Deferred income	110,000
	255,900
Valuation allowance	(233,900)
Net deferred tax asset	$ 22,000

The Company has Federal income tax credits totaling $125,000 which can be carried forward and applied against Federal income taxes, subject to certain limitations. These credits expire at various times through March 31, 2024. Additionally the Company has a net operating loss of $112,000, which can be carried back to recover prior year taxes paid.

Bishop, Rosen & Co., Inc.

Notes to Financial Statements

Year Ended March 31, 2011

(8) Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments, contingent liabilities and guarantees.

(b) During the year ended March 31, 2011, a client commenced a FINRA arbitration against Bishop Rosen & Co., Inc. Claimant asserts claims for unsuitability, churning, fraud, misrepresentation, unauthorized trading, violations of securities law, self regulatory organization rules, and the New Jersey Securities Act, negligence, breach of contract, Respondent Superior, control person liability, aiding and abetting and failure to supervise. The statement of claim seeks compensatory damages of approximately $110,000, market adjusted damages in an unspecified amount, punitive damages, pre-judgment and post-judgment and post-judgment interest, and attorney fees and costs. The Company has filed an answer denying the material allegations of the Statement of Claims and asserting various affirmative defenses that could result in complete defenses to the claims asserted. This dispute, although over a year old, remains in the early stages.

(c) On or about July 13, 2011, a former employee of the Company, filed a complaint in the Supreme Court of The State of New York in The County of New York, Commercial Division, on behalf of himself and all other similarly situated stockbrokers employed by the Company within the last six years, seeking to bring a class action against the Company and its principal officers and directors to recover alleged unpaid overtime pursuant to The New York Labor Law. On November 28, 2011, the Company moved to dismiss the complaint or compel arbitration of the dispute pursuant to FINRA's rules and regulations. That motion is still pending. When such motion is decided and the Company is required to answer in a FINRA arbitration or in court, the Company intends to deny the material allegations of the complaint, challenge whether the allegations raised in the complaint are suitable for determination in a class actions, challenge whether the named plaintiff is a suitable class representative, and assert various affirmative defenses that could result in a complete defense to claims asserted, The Company believes that it had meritorious defenses to the claims, and will vigorously defend them

(c) The Company leases office space in New York City, Boston and Florida. Rent expense totaled $434,366 for the year ended March 31, 2012.

Future minimum annual payments under all lease agreements are as follows:

For the years ended March 31,

2013	$ 466,987
2014	$ 499,194
2015	$ 531,399
2016	$ 265,698
2017	$ -0-

(9) Profit-Sharing Expense

The Company had a defined contribution (profit-sharing) plan covering all eligible employees, which was terminated on March 31, 2012. The Company made $0 contributions to the plan for the year ended March 31, 2012.

(10) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2012, the Company had net capital of $843,556 which was $743,556 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.07 to 1.

(11) Subsequent Events

The Company has evaluated subsequent events through May 18, 2012 for disclosure purposes.

Supplemental Information

Bishop, Rosen & Co., Inc.

Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission

March 31, 2012

Total stockholder's equity qualified for net capital	$ 1,308,450
Deductions and/or charges:	
Non-allowable assets:	
Property and equipment, net of accumulated depreciation	43,928
Prepaid expenses and other assets	289,283
	333,211
Haircuts and Undue Concentration on Securities	
Trading and Investment Securities	
Other securities	117,553
Undue concentration	14,130
	131,683
Net capital	$ 843,556
Computation of Basic Net Capital Requirement:	
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$ 59,908
Minimum dollar net capital requirement of broker and dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 743,556
Excess net capital at 1000%	$ 723,556
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 898,623
Ratio of aggregate indebtedness to net capital	1.07 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the amended FOCUS Form X-17a-5 Part IIA, as filed by the Company on May 17, 2012.

Bishop Rosen & Co., Inc.

March 31, 2012

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

Bishop Rosen & Co., Inc. is claiming exemption due to the fact that all customer transactions are cleared through First Clearing, LLC. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

The Board of Directors and Stockholder
Bishop Rosen & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bishop Rosen & Co., Inc. (the "Company") for the year ended March 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(1l) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2012 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and /or Regulation 1.16 under the CEAct for their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties



Sherb & Co., LLP

Certified Public Accountants

New York, New York
May 18, 2012



SHERB & CO., LLP

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholder

Bishop Rosen & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period ended March 31, 2012, which were agreed to by Bishop Rosen & Co., Inc. ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC 7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period ended March 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co. LLP.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
May 18, 2012